UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 21, 2013

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K incorporates the Notice of Annual and Special Meeting of Shareholders, Information Circular and Form of Proxy distributed to the Company’s shareholders of record as of March 14, 2013. The Information Circular was provided to shareholders in connection with the Company’s annual and special meeting to be held on April 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date: March 21, 2013	By:	/s/ DARREN WATT
Darren Watt, Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at Ritchie Bros. Auctioneers’ offices at 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, on Thursday, April 25, 2013 at 11:00 a.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the financial year ended December 31, 2012 and the report of the auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

(4)	to consider, and, if deemed advisable, to pass an ordinary resolution reconfirming the Shareholders Rights Plan dated as of February 22, 2007 between the Company and Computershare Investor Services Inc., the full text of which resolution is set out in Schedule “A” in the accompanying Information Circular; and

(5)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on March 14, 2013 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 14, 2013 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting, whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. Shareholders may also vote on the internet by visiting the website included on the proxy form and following the online voting instructions.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 21st day of March, 2013.

By Order of the Board of Directors

Darren Watt

Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS INFORMATION CIRCULAR

Unless otherwise provided the information herein is given as of February 26, 2013.

Solicitation of Proxies

This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual and Special Meeting to be held on April 25, 2013 (the “Meeting”) by management of the Company. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

PROPOSAL 1: Election of Directors

Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the board of directors (the “Board”) is authorized to determine the actual number of directors within that range to be elected from time to time. The Company currently has seven (7) directors. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders of the Company unless he or she sooner ceases to hold office. The Articles of the Company also provide that the Board has the power to increase the number of directors at any time between annual meetings of shareholders and appoint one or more additional directors, provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting. The Board of the Company has determined that the number of directors to be elected at the Meeting shall be seven (7).

The Board has adopted a majority voting policy that will apply to any uncontested election of directors. Pursuant to this policy, any nominee for director who receives a greater number of votes “withheld” than votes “for” such election will promptly tender his or her resignation to the Chairman of the Board of directors following such meeting of the Company’s shareholders. The Board’s Nominating and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board whether to accept it.

In making its recommendation with respect to a director’s resignation, the Nominating and Corporate Governance Committee will consider, in the best interests of the Company, the action to be taken with respect to such offered resignation, which may include (i) accepting the resignation, (ii) recommending that the director continue on the Board but addressing what the Nominating and Corporate Governance Committee believes to be the underlying reasons why shareholders “withheld” votes for election from such director or (iii) rejecting the resignation.

The Board will consider the Nominating and Corporate Governance Committee’s recommendation within 90 days following the Company’s annual meeting, and in considering such recommendation, the Board will consider the factors taken into account by the Nominating and Corporate Governance Committee and such additional information and factors that the Board considers to be relevant. The Board will promptly disclose its decision by a press release, such press release to include the reasons for rejecting the resignation, if applicable. A director who tends his or her resignation pursuant to this majority voting policy will not be permitted to participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

The information presented in the table below, other than the number of deferred share units (“DSUs”) held, has been provided by the respective nominee as of February 26, 2013. The number of Common Shares owned, controlled or directed includes Common Shares beneficially owned, directly or indirectly (other than stock options), or over which control or direction is exercised by the proposed nominee.

ROBERT WAUGH MURDOCH

Residence: Salt Spring Island, B.C., Canada

Age: 71

Independent

Director since: February 20, 2006

Shares owned, controlled or directed: 18,856

DSUs held: 6,540 (1)

Committees:

Member of the Nominating and Corporate Governance Committee.

Mr. Murdoch is currently Chairman of the Board of the Company, a position he has held since 2008. Mr. Murdoch is a corporate director and spent most of his career with Lafarge, S.A. and affiliates (NYSE: “LR”; Paris Stock Exchange (Eurolist): “LG”), starting in Vancouver in 1967 and retiring from the position of President and Chief Executive Officer of Lafarge North America Inc. (NYSE and TSX: “LAF”), North America’s largest diversified supplier of construction materials, in 1992. Mr. Murdoch was a member of the Board of Directors of Lafarge, S.A., the Paris-based parent company of Lafarge North America, until 2005. Mr. Murdoch holds a Bachelor of Laws degree from the University of Toronto.

Other directorships:

Lallemand Inc. (a private company specializing in the development, production and marketing of yeast and bacteria products)—Director.

Weatherhaven Inc. (a private company supplying portable shelter systems) – Advisory Board Chair.

PETER JAMES BLAKE Residence: Vancouver, B.C., Canada Age: 51 Not Independent Director since: December 12, 1997 Shares owned, controlled or directed: 144,362 DSUs held: nil(1) Committees: N/A	Mr. Blake is currently Chief Executive Officer of the Company, a position he has held since 2004. Prior to his appointment, Mr. Blake held various positions with the Company, including Chief Financial Officer (1997-2004), Vice President, Finance (1994 to 1997) and Controller (1991 to 1994). Mr. Blake joined the Company in 1991 and is a Chartered Accountant and has a Bachelor of Commerce Degree from the University of Alberta.

BEVERLEY ANNE BRISCOE

Residence: Vancouver, B.C., Canada

Age: 58

Independent

Director since: October 29, 2004

Shares owned, controlled or directed: 15,288

DSUs held: 2,725 (1)

Committees:

Chair of the Audit Committee.

Member of the Nominating and Corporate Governance Committee.

Ms. Briscoe is currently owner and President, Briscoe Management Ltd., a consulting company that she has owned since 2004. From 2003 to 2007, Ms. Briscoe was also Chair of the Industry Training Authority for British Columbia. Ms. Briscoe’s previous employment includes: from 1997 to 2004 she was President and owner of Hiway Refrigeration Limited; from 1994 to 1997 she was Vice President and General Manager of Wajax Industries Limited; from 1989 to 1994 she was Chief Financial Officer for the Rivtow Group of Companies; from 1983 to 1989 she held various executive positions with several operating divisions of The Jim Pattison Group; and from 1977 to 1983 she worked with a predecessor firm of PricewaterhouseCooopers. Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and has a Bachelor of Commerce degree from the University of British Columbia, and is also a Fellow of the Institute of Corporate Directors.

Other directorships:

Goldcorp Inc. (TSX: “G”; NYSE: “GG” – a public gold and precious metal company) – Director; Chair of the Audit Committee and member of the Environmental Health and Safety Committee.

ROBERT GEORGE ELTON

Residence: Vancouver, B.C., Canada

Age: 61

Independent

Director since: April 30, 2012

Shares owned, controlled or directed: nil

DSUs held: 1,817 (1)

Committees:

Member of the Audit Committee.

Member of the Compensation Committee.

Mr. Elton is currently acting as Interim Chief Financial Officer of Vancouver City Savings Credit Union. Mr. Elton is also a corporate director and an adjunct professor at the University of British Columbia’s Sauder School of Business. Mr. Elton was President and Chief Executive Officer of BC Hydro, a government-owned electric utility, from 2003 to 2009. Prior to this he was Executive Vice President Finance and Chief Financial Officer of BC Hydro (2002 – 2003), Powerex (2001-2002), a subsidiary of BC Hydro, and Eldorado Gold Corporation (1996-2001) (TSX: “ELD”; NYSE “EGO”; ASX: “EAU”). Mr. Elton spent over 20 years with PriceWaterhouseCoopers and predecessor firms, becoming Partner in 1987 before leaving the firm in 1996. He is a Fellow of the Institute of Chartered Accountants in British Columbia and has a Master of Arts degree from Cambridge University, U.K.

Other directorships:

Aquatics Informatics Inc. (a private software company) – Director.

Nurse Next Door (a private company) – Chair, Business Advisory Board.

ERIC PATEL

Residence: Vancouver, B.C., Canada

Age: 54

Independent

Director since: April 16, 2004

Shares owned, controlled or directed: 19,445

DSUs held: 2,725 (1)

Committees:

Chair of Nominating and Corporate Governance Committee.

Member of the Audit Committee.

Mr. Patel is currently a business consultant and corporate director. He was previously Chief Financial Officer of Pembrook Mining Corp., a private mining company, from 2007 until 2010. Prior to joining Pembrook, Mr. Patel was the Chief Financial Officer of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of Chief Financial Officer, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree from Stanford University.

Other directorships:

ACL Services Ltd. (a private software company) – Advisory Board Chair

Daiya Food Inc. (a private food company) – Director.

EDWARD BALTAZAR PITONIAK

Residence: Exeter, RI, U.S.A.

Age: 57

Independent

Director since: July 28, 2006

Shares owned, controlled or directed: 7,121

DSUs held: 2,725 (1)

Committees:

Chair of Compensation Committee.

Member of the Audit Committee.

Mr. Pitoniak is currently a corporate director. Mr. Pitoniak retired in 2009 from the position of President and Chief Executive Officer and Director of bcIMC Hospitality Group, a hotel property and brand ownership entity (formerly a public income trust called Canadian Hotel Income Properties Real Estate Investment Trust (CHIP) – TSX: “HOT.un”), where he was employed since January 2004. Mr. Pitoniak was also a member of CHIP’s Board of Trustees before it went private. Prior to joining CHIP, Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation (TSX: “ITW”; NYSE “IDR” – a ski and golf resort operator and developer) for nearly eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he served as editor-in-chief and advertising director with Ski Magazine. Mr. Pitoniak has a Bachelor of Arts degree from Amherst College.

Other directorships:

Regal Lifestyle Communities Inc. (TSX: “RLG” a public company) – Director; Chair of the Investment & Environmental Committee and member of the Audit Committee.

CHRISTOPHER ZIMMERMAN

Residence: Manhattan Beach, CA, USA

Age: 53

Independent

Director since: April 11, 2008

Shares owned, controlled or directed: 6,856

DSUs held: 2,725 (1)

Committees:

Member of the Compensation Committee

Mr. Zimmerman is currently President of Easton Sports, Inc, a designer, developer and marketer of sports equipment and accessories, a position he has held since March 2010. Prior to joining Easton Sports, Mr. Zimmerman was President and Chief Executive Officer of Canucks Sports and Entertainment, a sports entertainment company in Vancouver, B.C, from 2006 until 2009. Before joining Canucks Sports and Entertainment, Mr. Zimmerman was the President and Chief Executive Officer of Nike Bauer Inc., a hockey equipment company. Prior to this appointment in March 2003, Mr. Zimmerman was General Manager of Nike Golf USA, in Beaverton, Oregon. He joined Nike Golf in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York. Mr. Zimmerman has an MBA from Babson College.

(1)	For information regarding DSUs and the Company’s Non-Executive Director Deferred Share Unit Plan (the “DSU plan”), see “Non-Executive Director Deferred Share Unit Plan” on page 6 of this Information Circular.

The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company. However, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, the Board may select substitute nominees at its discretion. The persons named in the enclosed form of proxy intend to vote for the election of such substitute nominees.

In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, Mr. Blake, the Chief Executive Officer of the Company, was the only director to hold stock options as of February 26, 2013. None of the Company’s non-executive directors have been granted stock options since their appointment. The Company ceased granting options to non-executive directors in 2004, and will not grant them in the future, in accordance with its Policy Regarding the Granting of Equity-Based Compensation Awards. The options granted to Mr. Blake are set out in the table below in the “Incentive Plan Awards – Outstanding share-based awards and option-based awards” section on page 25 of this circular.

Mr. Murdoch is currently the Chairman of the Board and is an independent director and therefore, the Company’s Board has not appointed a Lead Independent Director. Any shareholder wishing to contact the Chairman of the Board may do so by phoning 778-331-5300 or by sending an email to LeadDirector@rbauction.com.

Additional disclosure relating to the Company’s Audit Committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company has been filed on SEDAR and is available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.

Board and Committee Attendance

The following tables present information about Board and committee meetings and attendance by directors at such meetings for the year ended December 31, 2012. The overall 2012 attendance record by directors at Board and committee meetings was 99%.

Board and Committee Meetings Held

Number of Meetings
Board of Directors	7
Audit Committee	6
Compensation Committee	6
Nominating and Corporate Governance Committee	3

Summary of Attendance of Directors

Director	Board Meetings		Audit Committee Meetings		Compensation Committee Meetings		Nominating & Corporate Governance Committee Meetings
Robert Murdoch	7 of 7	(Chair)	N/A		N/A		3 of 3
Peter Blake	7 of 7		N/A		N/A		N/A
Beverley Briscoe	7 of 7		6 of 6	(Chair)	N/A		3 of 3
Robert Elton	6 of 6		6 of 6		3 of 3		N/A
James Micali (1)	1 of 1		N/A		3 of 3		N/A
Eric Patel	7 of 7		5 of 6		N/A		3 of 3	(Chair)
Edward Pitoniak	7 of 7		6 of 6		6 of 6	(Chair)	N/A
Christopher Zimmerman	7 of 7		N/A		6 of 6		N/A

(1)	Mr Micali resigned as a director in April 2012.

Compensation of Directors

Prior to 2012, non-executive directors of the Company, other than the Board Chairman, received, in addition to reimbursement of reasonable travel and lodging expenses, an annual fee of $95,000 for service on the Board. The annual fee was paid $35,000 in cash (less applicable source deductions) in four equal amounts on a quarterly basis and $60,000 (less applicable source deductions) was paid directly to the administrator under the Company’s Non-Executive Director Long Term Incentive Plan. The Board Chairman was paid an annual fee of $200,000, which was paid $120,000 in cash (less applicable source deductions) in four equal amounts on a quarterly basis and $80,000 (less applicable source deductions) was paid directly the administrator under the Company’s Non-Executive Director Long Term Incentive Plan. In addition, the chairman of the Audit Committee receives an additional $15,000 annual fee, and the chairman of other Board committees receives an additional $10,000 annual fee. Non-executive directors also received a $1,500 meeting fee per minuted meeting in excess of 30 minutes and a $500 teleconference fee per minuted teleconference longer than 30 minutes. The Board Chairman is not entitled to meeting fees. Non-executive directors required to travel a day other than a meeting date when scheduling does not permit travel on the day of the meeting were also entitled to receive, in addition reimbursement for travel expenses, a $1,000 travel fee.

During 2011 the Nominating and Corporate Governance Committee of the Board engaged Towers Watson (“Towers”) to perform a review of Board compensation. Based on that review, the Board approved certain amendments to the Company’s Board compensation program with effect from January 1, 2012. The annual fee for the Board Chairman was increased to $240,000 and the annual fee for Board membership was increased to $100,000. The teleconference fee increased from $500 to $1,500 per meeting and the travel fee increased from $1,000 to $1,500 per day of travel. These changes were necessary to bring the Company’s Board Compensation plan more in line with the median for comparable companies based on the Towers review.

Following these changes, commencing with the year ended December 31, 2012, subject to the provisions of the DSU Plan (see discussion below), annual retainer and other fees were paid to non-executive directors on the following basis:

Description of Fee	Amount of Fee (U.S.$)
Annual fee for Board Chairman (1)	$240,000
Annual fee for Board Membership (1)	100,000
Annual fee for Committee chairmanship (excluding Audit Committee)	10,000
Annual fee for Audit Committee chairmanship	15,000
Meeting fee (per minuted meeting in excess of 30 minutes)	1,500
Travel fee (2)	1,500

(1)	Subject to the provisions of the DSU plan (see discussion below), the annual fees are payable in four equal amounts on a quarterly basis (less applicable source deductions).
(2)	A travel fee is paid to non-executive directors required to travel on a day other than the meeting date when scheduling does not permit travel on the day of the particular meeting. This fee is on top of reimbursement for travel expenses.

Non-Executive Director Deferred Share Unit Plan

The Towers report referred to above also recommended a number of changes to the long-term portion of the Company’s Board compensation plan, including the adoption of a deferred share unit program for non-executive directors. In place of the Company’s Non-Executive Director Long-Term Incentive Plan, the Board approved the adoption, effective January 1, 2012, of a deferred share unit plan for non-executive directors (“DSU plan”) to further align the interests of directors with the interests of the Company’s shareholders and provide a more tax effective way for directors to build share ownership. The Board also introduced share ownership guidelines for directors, which require each non-executive director to hold a minimum of three times their annual fee in Company Common Shares or deferred share units.

Starting in 2012, if a non-executive director has not, prior the commencement of that year, satisfied share ownership guidelines, the director must receive 60% of his or her annual Board retainer in the form of DSUs, rather than in cash. The remainder of the annual Board retainer will be paid in cash, quarterly in arrears. If a non-executive director has satisfied share ownership guidelines, the director may elect to receive all or none of the 60% in DSUs, with the remainder paid in cash. The portion of the annual Board retainer which is paid in the form of DSUs is credited annually in arrears. The number of DSUs credited to a director is calculated by dividing the dollar amount of the annual Board or Board Chair retainer to be paid in the form of DSUs by the fair market value of a Common Share on such date, being the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the immediately preceding twenty trading days.

On March 5, 2013, the following DSUs were credited to non-executive directors in respect of 2012:

Director	Number of DSUs Credited
Robert Murdoch	6,540
Beverley Briscoe	2,725
Robert Elton	1,817
Eric Patel	2,725
Edward Pitoniak	2,725
Christopher Zimmerman	2,725

(1)	Mr. Blake does not participate in the DSU plan.
(2)	All DSUs indicated were credited on March 5, 2013. The grant date fair value was $22.02 per DSU. The grant date fair value of the DSUs credited is included in the director total compensation table below.

DSUs held by directors must continue to be held until the director ceases to be a director, following which the director will be entitled to receive a lump sum cash payment, net of any applicable withholdings, equal to the number of DSUs held multiplied by the fair market value of one Common Share (determined as described above) as of the 24th business day after the first publication of the Company’s interim or annual financial statements and management’s discussion and analysis for the fiscal quarter of the Company next ending following the director ceasing to hold office. Additional DSUs are credited corresponding to dividends declared on the Common Shares.

In connection with the adoption of the DSU plan, the Non-Employee Director Long Term Incentive Plan was amended to provide that the Company would cease to pay contributions for participants under such plan to the administrator under that plan in respect of annual Directors or Board Chair fees earned after January 1, 2012.

Directors’ Total Compensation

The following table sets out the total compensation by director for the year ended December 31, 2012 (all amounts in U.S. dollars):

Director	Board Fees / Board Chair Fees (1)	Committee Chair Fees	Meeting Fees	Travel Fees	Share Based Amounts (2)	Total
Robert Murdoch	$96,000	Nil	Nil	$10,500	$144,000	$250,500
Peter Blake (3)	Nil	Nil	Nil	Nil	Nil	Nil
Beverley Briscoe	40,000	15,000	24,000	Nil	60,000	139,000
Robert Elton (4)	26,667	Nil	21,000	Nil	40,000	87,667
James Micali (5)	33,333	Nil	6,000	3,000	Nil	42,333
Eric Patel	40,000	$10,000	$22,500	Nil	60,000	132,500
Edward Pitoniak	40,000	10,000	25,500	18,000	60,000	153,500
Christopher Zimmerman	40,000	Nil	18,000	9,000	60,000	127,000

Total	$316,000	$35,000	$117,000	$40,500	$424,000	$932,500

(1)	This column does not include annual Board or Board Chair fees paid in DSUs, rather than in cash, pursuant to the DSU plan. The DSU plan is more fully described under “Non-Executive Deferred Share Unit Plan”. Pursuant to the terms of the DSU Plan, each of the non-executive Directors received 60 percent of their annual Board or Board Chair fees in the form of DSUs, rather than in cash. The value of such DSUs is set out under the “Share Based Awards” column.
(2)	This column reflects the value of the DSUs received by directors in lieu of payment of a portion of payment of annual Board or Board Chair fees payable in cash. The DSU plan provides that the DSUs will be credited at a value equal to the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days preceding the date the DSUs are credited. The amount reflected in this column represents the value which the Board has determined is the grant date fair value and which is also accounting fair value.
(3)	Mr. Blake is the Chief Executive Officer of the Company and therefore does not receive compensation as a director.
(4)	Mr. Elton became a director in April 2012 and the payment of his fees was pro-rated accordingly.
(5)	Mr Micali resigned as director in April 2012 and the payment of his fees was pro-rated accordingly.

Outstanding Share Based Awards

As at December 31, 2012 none of the non-executive directors held any share-based awards. Mr. Blake is the Chief Executive Officer of the Company and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 15 for information regarding Mr. Blake’s compensation. As described on page 7 under “Non-Executive Director Deferred Share Unit Plan”, on March 5, 2013 the non-executive directors received DSUs in respect of the year ended December 31, 2012. DSUs vest immediately upon grant. The number of DSUs currently held by Directors is shown on page 7 of this Information Circular. Non-executive Directors do not receive option-based awards.

Director Share-Based Awards-Value Vested or Earned During the Year

No option-based or share-based awards vested in any non-executive director during the year ended December 31, 2012. As described on page 7 under “Non-Executive Director Deferred Share Unit Plan”, on March 5, 2013 the non-executive directors received DSUs in respect of the year ended December 31, 2012. DSUs vest immediately upon grant. Non-executive directors do not receive option-based awards or any non-equity plan compensation. Information regarding option-based or share-based awards vested or earned during the year by the Chief Executive Officer of the Company is set out in the table on page 24.

For additional disclosure in relation to the Board and Corporate Governance, please refer to the section “Report on Corporate Governance” on page 30.

PROPOSAL 2: Appointment of Auditors

The Company proposes that Ernst & Young LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as auditors of the Company for the year ending December 31, 2013 and that the Audit Committee be authorized to fix their remuneration. The Company recommends that Ernst & Young LLP be appointed to replace KPMG LLP, the former auditors of the Company, who were notified by the Company on October 31, 2012 that they would not be proposed for reappointment as auditors of the Company upon the expiry of their term of office.

During the term of KPMG’s appointment as auditors of the Company, which included the last two most recently completed fiscal years (the “Relevant Period”), there were no reportable events within the meaning ascribed to that term in National Instrument 51-102. The report of the Company’s auditors of the financial statements of the Company for the Relevant Period contained no adverse opinion or other disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Pursuant to National Instrument 51-102, a copy of the Reporting Package is attached to this Information Circular as Schedule “B”. This Reporting Package contains:

(a)	Notice of Change of Auditors;

(b)	Letter of Agreement from Former Auditors; and,

(c)	Letter of Agreement from Successor Auditors

The Audit Committee is satisfied that Ernst & Young LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2012, the Company retained KPMG LLP to provide various non-audit services in 2012. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. The aggregate fees billed for professional services by KPMG LLP and its affiliates around the world during fiscal 2012 and 2011 were as follows:

	Fiscal 2012	Fiscal 2011
Audit Fees	$1,311,200	$1,228,200
Audit-Related Fees	—	29,400
Tax Fees	275,800	630,900
All Other Fees	—	—

Total Fees	$1,587,000	$1,888,500

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by the auditors. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by the auditors are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

PROPOSAL 3: Reconfirmation of Shareholder Rights plan

Effective February 22, 2007, the Board of Directors of the Company adopted a shareholder rights plan agreement, with Computershare Investor Services Inc. as rights agent (the “Rights Plan”). The adoption of the Rights Plan was approved by the Company’s shareholders at the Annual and Special Meeting of the Company in 2007 and reconfirmed by the Company’s shareholders at the Annual and Special Meeting of the Company in 2010. In accordance with Canadian securities law, the Rights Plan must be reconfirmed by the Company’s shareholders at every third annual meeting of shareholders of the Company.

The Rights Plan has the following main objectives:

•	to provide the Board time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge;

•	to ensure that shareholders of the Company are provided equal treatment under a take-over bid; and

•	to give adequate time for shareholders to properly assess a take-over bid without undue pressure.

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution reconfirming the Rights Plan, a copy of which is available upon request from the Corporate Secretary of the Company, or from the Company’s public disclosure documents found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission (SEC) EDGAR database at www.sec.gov.

The Board has considered the terms of recently adopted or amended shareholder rights plans and the experience of other Canadian public companies in the context of an actual take-over bid where a shareholder rights agreement was in place, and has determined that it is in the best interests of the Company to reconfirm the Rights Plan. The Rights Plan is designed to maximize shareholder value and protect shareholders’ interests in the event of an acquisition that may result in a change of control. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly, and the Rights Plan has not been adopted in response to any proposal to acquire control of the Company.

Summary of the Principal Terms of the Rights Plan

The following is a summary of key terms of the Rights Plan. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which is available upon request from the Corporate Secretary of the Company as indicated above or from the Company’s public disclosure documents found on SEDAR at www.sedar.com or on the SEC’s EDGAR database at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

On February 22, 2007, the Company issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on that date (the “Record Time”). The Company will issue Rights in respect of each Common Share issued after the Record Time but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan is described below.

Rights Certificates, Trading and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separate from the Common Shares. Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.

Acquiring Person

An Acquiring Person is a person that Beneficially Owns 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any person that becomes the Beneficial Owner of 20% or more of the Common Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of, among other things: (i) specified acquisitions of securities of the Company, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (iii) specified distributions of securities of the Company, and (iv) certain other specified exempt acquisitions. An Acquiring Person also does not include any Person that owned 20% or more of the outstanding Common Shares at the Record Time unless that person increases its percentage interest in the Common Shares other than pursuant to one of the previously mentioned transactions.

Separation Time

Rights are not exercisable before the Separation Time. “Separation Time” means the close of business on the tenth trading day after the earliest of:

(a)	the first date of public announcement that a person has become an Acquiring Person, as defined below (the “Stock Acquisition Date”);

(b)	the date of the commencement of, or first public announcement of, the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid, as defined in the Rights Plan (other than a Permitted Bid or a Competing Permitted Bid, as defined below), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the beneficial owner of 20% or more of the Company’s outstanding Common Shares; and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

Exercising Rights at such time until the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event” will entitle the holder to purchase one Common Share at the exercise price (the “Exercise Price”), which shall equal three times the market price per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan.

Exercise of Rights

After the close of business on the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event”, which is a transaction or event pursuant to which any person becomes an Acquiring Person, each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares equal to twice the Exercise Price. However, any Rights beneficially held by an Acquiring Person, including its affiliates, associates and joint actors, or the transferee of any such person, will become null and void. Accordingly, such persons will be unable to transfer or exercise any Rights.

Until a Right is exercised, the holder of the Right will have no rights as a Company shareholder solely with respect to that Right.

In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the market price of such shares in amounts exceeding U.S.$10.00.

Acquisitions that require shareholder approval or for which the Board has waived application of the Rights Plan as described below, or acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid are among the transactions that do not constitute “Flip-in Events”.

Permitted Bids

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids are offers to acquire Common Shares made by way of a take-over circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);

(b)	the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 60 days following the date the take-over bid circular is sent to holders of Common Shares, and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the bid provides that any Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)	the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in clause (b) above, the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten business days from the date of such announcement for the deposit and tender of additional Common Shares.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made and prior to the expiration of such prior bid, and that satisfies the definition of “Permitted Bid” except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the later of: (i) the earliest date that Common Shares may be taken up and paid for under any prior Permitted Bid or other Competing Permitted Bid outstanding on the date of commencement of such bid; and (ii) 35 days after the commencement of the Competing Permitted Bid.

Protection Against Dilution

The Rights Plan contains detailed provisions regarding adjustments to the exercise price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding Common Shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the Common Shares.

Redemption

At any time prior to the occurrence of a Flip-in Event, the Board may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.000001 per Right, subject to adjustment.

Waiver

The Board, acting in good faith, may waive application of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of the first bid. The Board may also waive the application of the Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership below 20% of the Company’s outstanding Common Shares, generally within 14 days of the Board making such determination.

Amendments

Except for minor amendments to correct any clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law or regulatory requirements, majority shareholder approval is required for amendments to the Rights Plan before the Separation Time, after which the approval of holders of Rights is required.

Term

If the Rights Plan is not reconfirmed at the Meeting, it will automatically terminate and the Rights issued under it will become void. If the Rights Plan is reconfirmed at the Meeting, it will expire at the termination of the

Company’s annual meeting in 2016 unless extended upon reconfirmation. For the term of the Rights Plan to be extended, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at every third annual meeting of shareholders of the Company.

Canadian Federal Income Tax Consequences

The following discussion generally summarizes certain Canadian federal income tax consequences of the issuance of Rights. This discussion is not intended to be, nor should it be construed to be, legal or tax advice. This summary is not exhaustive of all possible Canadian federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. This summary is of a general nature only and holders of Common Shares should consult their own tax advisors with respect to their particular circumstances.

The Company has not received any income for Canadian federal income tax purposes as a result of the issuance of the Rights. Generally, the value of a right, if any, to acquire additional shares of a company is not a taxable benefit to a common shareholder of the Company under the Income Tax Act (Canada) (the “Act”) and is not subject to non-resident withholding tax under the Act if identical rights are conferred on all owners of Common Shares at that time. While the Rights are conferred on all owners of Common Shares, the Rights may become void in the hands of certain shareholders upon the occurrence of certain triggering events. Whether the issuance of the Rights to shareholders of the Company will be deemed to be a taxable benefit which is required to be included in computing their income or subject to non-resident withholding tax is not therefore free of doubt, but only the amount or value of such benefit must be included in computing income. The Company considers the Rights to have had no monetary value at their date of issue. Where Rights are disposed of (other than on the exercise thereof), either separately or by virtue of the disposition of the Common Shares to which they are attached, holders thereof may be subject to tax in respect of the proceeds, if any, allocable to such Rights.

The foregoing does not address the Canadian income tax consequences of other events such as the separation of the Rights from the Common Shares, the occurrence of a Flip-in Event or the redemption of Rights. Shareholders are encouraged to consult their own tax advisors if they have questions with respect to such tax consequences and their personal circumstances.

United States Federal Income Tax Consequences

The following discussion generally summarizes certain United States federal income tax consequences of the issuance of Rights. This discussion is not intended to be, nor should it be construed to be, legal or tax advice. This summary is not exhaustive of all possible United States federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any state, local or foreign income tax considerations. This summary is of a general nature only and holders of Common Shares should consult their own tax advisors with respect to their particular circumstances.

Because the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the Rights Plan will not give rise to the realization of gross income by any holder of Common Shares for United States federal income tax purposes. Where Rights are disposed of (other than on the exercise thereof), either separately or by virtue of the disposition of the Common Shares to which they are attached, holders thereof may be subject to tax in respect of the proceeds, if any, allocable to such Rights.

The foregoing does not address the United States federal income tax consequences of other events, such as the separation of the Rights from the Common Shares, the occurrence of a Flip-in Event or the redemption of Rights. Shareholders may recognize gross income for United States federal income tax purposes in connection with these events. Shareholders are encouraged to consult their own tax advisors if they have questions with respect to such tax consequences and their personal circumstances.

Voting of Proxies and Recommendation of Board

It is intended that all proxies received by the Company will be voted in favour of the reconfirmation of the Rights Plan, unless a proxy contains express instructions to vote against the Rights Plan. The Rights Plan will continue in effect only if it is approved by greater than 50% of the votes cast by shareholders present in person or by proxy at the Meeting. The text of the resolution approving the Rights Plan is set forth in Schedule “A” hereto. If the Rights Plan is not reconfirmed by shareholders at the Meeting it will terminate and the Rights issued under it will be void.

The Board of Directors of the Company recommends that shareholders vote in favour of the resolution reconfirming the Rights Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out herein, to the Company’s knowledge, no “informed person” (as defined under National Instrument 51-102) of the Company, any proposed director of the Company or any associate or affiliate of such persons, has had or has any material interest, direct or indirect, in any transaction since January 1, 2009 or in any proposed transaction which, in either case, has materially affected or is expected to materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Compensation Committee of the Company currently consists of Messrs. Pitoniak, Zimmerman and Elton. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation and securities exchange regulations). Each of the Committee members has direct experience that is relevant to his responsibilities with respect to executive compensation by virtue of the fact that each of the Committee members has played a principal executive role at a large company with overall responsibility for designing and implementing executive compensation policies and programs.

The responsibilities, powers and operation of the Compensation Committee are defined in its charter, which states that the purpose of the Company’s Compensation Committee is to assist the Board in discharging its responsibilities relating to compensation of the Company’s executive officers and general corporate compensation and benefit programs. The Committee has overall responsibility for recommending to the Board the Company’s compensation philosophy for the Company’s executive officers, evaluating and approving compensation plans, policies and programs in respect of the Chief Executive Officer, making recommendations to the Board regarding the compensation plans, policies and programs in respect of the Company’s executive officers other than the Chief Executive Officer and overseeing the evaluation of management and management succession plans.

Compensation Discussion and Analysis

The Company’s policy with respect to the compensation of the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”) is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including long-term earnings growth and return on invested capital goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders.

The Company’s strategy is to pay for performance, with the aim of paying total cash compensation at or above the median (50th percentile) for comparable companies, with top performers achieving total direct compensation above the 75th percentile when an individual exceeds his or her personal objectives and the Company exceeds its earnings targets. In addition, the Company believes in pay at risk for the Chief Executive Officer and the other Named Executive Officers, as well as all senior management of the Company. As any employee’s responsibility increases, so does the amount of pay at risk, which the Company believes is important for aligning executive compensation with shareholder interests. As employees move to higher levels of responsibility with more direct influence over the Company’s strategy and performance, their base salary as a percentage of total direct compensation decreases and they have a higher percentage of pay at risk.

In 2011 the Compensation Committee retained the services of Towers to conduct a formal review of the Company’s executive compensation arrangements. The first step in the review was to define the group of comparable companies against which the Company’s compensation practices would be compared and evaluated. The Company has no direct peers in the industrial auction sector, so this step involved defining and developing the methodology for identifying comparable companies. Together with Towers, the Compensation Committee cited net income and market capitalization as the key financial metrics that would define the comparable group of companies, with an emphasis on growth companies with global operations. Net income and market capitalization were chosen because they are the primary financial value produced for the Company’s shareholders, and because, in the Committee’s and Towers’ view, neither of the Company’s key revenue-related metrics would yield meaningful comparisons. Auction revenues would potentially understate the complexity and scale of the Company’s value creation and its profitability. Using net income and market capitalization as the key financial metrics, Towers developed a group of 20 comparable companies, located in both the United States and Canada and across diverse industries. For 2012, the Company has continued to use the list of 20 comparable companies that were developed with Towers in 2011.

Towers concluded that the structure and philosophy of the Company’s compensation programs were generally in line with the identified comparable companies, as to the relative balance of base salary, and short-term and long-term incentive compensation. Towers noted that certain aspects of the Company’s Long-Term Incentive Plan were not in line with the long-term incentive plans of the comparable group of companies. In general, Towers also found that most Named Executive Officers were receiving total cash compensation in line with market medians for comparable companies, with the Company’s Chief Executive Officer and Chief Financial Officer notably below the median. The Compensation Committee and Board of the Company increased the Chief Executive Officer’s compensation with effect from July 1, 2011 and again from March 1, 2012, and increased the Chief Financial Officers compensation with effect from July 1, 2011 to reduce this unintended gap.

During 2012 the Company, based on the 2011 findings by Towers, undertook a review and redesign of its long term incentive plans. In connection with such review and redesign, the Compensation Committee sought further advice from Towers regarding the Company’s compensation programs for senior executives and additional detailed compensation analysis of the proposed new long term incentive compensation framework to permit management and the Compensation Committee to understand the payout potentials under a variety of business outcomes. The redesign of the Company’s long term incentive plans which is effective for financial years after 2012 is described in more detail under “Executive Long Term Incentive Plan for 2013” on page 26 of this Information Circular.

Apart from Towers’ findings, the Committee in making its determinations on executive compensation also took into consideration other factors and information, including, but not limited to, various individual and overall corporate performance reviews and other relevant indicators. The Company paid total fees of $38,000 to Towers in 2012 to review the Company’s compensation programs for senior executives and for the additional detailed compensation analysis of the new long term incentive compensation framework. In 2011, the Company paid fees of $50,000 to Towers to review the Company’s compensation programs for directors and senior executives, and a further $38,000 for additional compensation analysis and assistance with the design of a new long-term incentive compensation framework for management. The Compensation Committee pre-approved these fees. No fees were paid to Towers in 2010.

The total cash compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company in 2012 consisted primarily of base salary and an incentive bonus tied to individual achievement of personal objectives and the Company’s financial performance, together with amounts earned in accordance with the Company’s executive long term incentive plan (the “ELTIP”). All Named Executive Officers also received annual stock option grants in accordance with the Company’s stock option plan (see “Option-based awards – Stock Option Plan” below). The imputed fair value of options granted using the Black-Scholes option pricing model is considered in the determination of total direct compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company believes that the mix of base salary, performance-based bonus and participation in the ELTIP and stock option plan created a balanced approach to executive compensation consistent with the compensation principles of the Company stated above.

The CEO’s total direct compensation in 2012 was comprised of the following components, which are described in more detail in the discussion below:

Component of CEO’s Direct Compensation	Target		Metric
	US $	% of Total
Base salary (1)	754,000	35%	Set by the Committee.
Short term incentive bonus award	654,500	31%	Formula driven based on achievement of personal objectives and Company earnings performance compared to Board approved target (see below).
Executive long-term incentive plan award	125,000	6%	Formula driven based on Company earnings performance compared to Board approved target.
Stock options: fair value (earned in 2012; granted in 2013)	603,200	28%	80% of January 1, 2012 base salary (see below).
Total direct compensation	2,136,000	100%

(1)	The CEO’s base salary is set and paid in Canadian dollars and translated into U.S. dollars for the purposes of this table at the average exchange rate for the year of US$1.0006 to CA$1. His base salary was increased from CA$670,000 to CA$770,000 effective March 1, 2012.

Apart from considering the salary levels of comparable executives with similar responsibilities and experience at comparable companies, in determining the base salary and other compensation received by the Chief Executive Officer, the Compensation Committee took into consideration the individual performance of the Chief Executive Officer and the Company’s overall performance for the year, and completed a detailed assessment of these factors for presentation to the Board. These considerations included the Company’s pre-tax earnings performance for the year measured against the earnings target set out below, the return on invested capital performance for the year, and the Chief Executive Officer’s achievement of strategic objectives as outlined in the Company’s strategic plan, as well as the achievement of various individual performance objectives. The Chair of the Compensation Committee also interviewed all officers of the Company who directly report to the Chief Executive Officer to provide a full 360-degree view of his performance.

Base salary levels for the Named Executive Officers other than the Chief Executive Officer in 2012 were determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s individual performance; (ii) the scope of each executive’s job responsibilities; and (iii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to those of the Named Executive Officers. In making such determination, external sources were consulted when deemed necessary by the Compensation Committee, including the Towers review described above.

The Board approved a new short-term incentive plan for the Company’s executive team, including the Named Executive Officers, with effect from January 1, 2011. The Company introduced a scorecard system for its executives, with each individual participant’s short term incentive being determined by their personal performance relative to goals established at the beginning of the year (the personal performance factor) and the Company’s earnings performance relative to a target set by the Board at the beginning of the year (the corporate performance factor). The Company’s short-term incentive plan is a multiplicative plan, whereby each participant’s personal performance factor is multiplied by the Company’s corporate performance factor. The sum of these two factors is multiplied by each individual’s target bonus amount, being 85% of base salary for the CEO, 75% of base salary for the President and Chief Sales Officer, 60% of base salary for the Chief Strategic Officer, and 50% of base salary for the CFO, to arrive at the annual bonus amount.

The corporate performance factor is linked directly to a formula that provides for specified increases in the factor as pre-tax earnings (adjusted to exclude amounts not considered part of the Company’s normal operations) approach the target level established by the Compensation Committee and approved by the Board at the beginning of the year, and for accelerated increases in the bonus pool if adjusted pre-tax earnings exceed the target level. Pretax earnings was chosen as the metric for executive incentive bonus because pre-tax earnings directly drive shareholder value through earnings per share and are an element over which executives of the Company can have the most direct influence by their performance. Individual bonuses are not subject to any minimum amount but are subject to a maximum of 175% to 225% of base salary for the Named Executive Officers.

The pre-tax earnings target for purposes of determining the corporate performance factor for 2012 was $143.2 million. At that level, the corporate performance factor would have been 1.0. The Company achieved adjusted pre-tax earnings of $129.2 million for 2012, or 90% of the earnings target, resulting in a corporate performance factor of approximately 0.63 for the Named Executive Officers. The maximum corporate performance factor would have been achieved in 2012 if the Company had earned 120% of its earnings target for the year.

The Chief Executive Officer and other Named Executive Officers also participate in the Company’s ELTIP. The fundamental purpose of the ELTIP has been to facilitate senior management’s direct investment in and ownership of Common Shares. Under the ELTIP, ELTIP entitlement and awards are earned by reference to the Company’s pre-tax return on invested capital (“ROIC”) on a rolling three-year basis. Each participant’s ELTIP award has been based on a straight-line calculation, with entitlement starting when 70% of the ROIC target is achieved and 100% of the ELTIP entitlement being earned when the ROIC target is fully achieved. The ROIC target approved by the Board for 2010 to 2012 (inclusive) was 20% (before tax). No entitlement is earned for those years if the Company’s rolling three-year ROIC is below 14%. The Company’s rolling three-year average ROIC as at December 31, 2012 was 15%, resulting in an entitlement of approximately 74% of the target award.

In respect of years to and including 2012, the Named Executive Officers including the Chief Executive Officer but excluding the Chief Financial Officer have been entitled to a maximum cash ELTIP award of U.S.$125,000, and this is paid by the Company when the executives contribute an equivalent amount to the ELTIP, to be invested by the administrator in Common Shares purchased on the New York Stock Exchange. In respect of years to and including 2012, the Chief Financial Officer has been entitled to a maximum cash ELTIP award of U.S.$100,000. Awards may be carried forward for one year should a participant choose not to contribute to the ELTIP in a particular year. Please refer to the “Executive Long Term Incentive Plan” section below for further information. The Company adopted the Company’s ELTIP, and the share ownership guidelines discussed below, and stock option plan, with a view to aligning the interest of executives of the Company with those of the shareholders.

As part of the Company’s review and redesign of its long-term incentive plans referred to above, on January 23, 2013 the Compensation Committee approved amendments to the ELTIP pursuant to which after December 31, 2013 plan participants shall no longer be entitled to receive any ELTIP entitlement or ELTIP awards in respect of any year after December 31, 2012 and will not be permitted to make contributions under the ELTIP in any year commencing after December 31, 2013, provided that participants that do not contribute the full amount of their ELTIP entitlement in 2013 (in respect of 2012) will be entitled to contribute in 2014 up to the amount that the participant is entitled to carry forward for one year. Further details of the review and redesign of the Company’s long term incentive plans which is effective for years commencing after December 31, 2012 are set out below under the heading “Executive Long Term Incentive Plan for 2013”, on page 26 of this Information Circular.

Stock options are granted under the Company’s stock option plan in accordance with the Company’s Policy Regarding the Granting of Equity-Based Compensation Awards and the value, calculated in accordance with the Black Scholes option pricing model, of each award is set at a specified percentage of each executive’s base salary. For Named Executive Officers other than the Chief Executive Officer, President, Chief Financial Officer and Chief Strategic Development Officer the option award amount is 60% of their respective base salaries. The Chief Executive Officer, President and Chief Strategic Development Officer are entitled to stock option grants of at least 80% of each of their respective base salaries, with increases beyond this percentage at the discretion of the Compensation Committee and Board. The Chief Financial Officer is entitled to stock option grants with a value equal to 40% of his base salary.

The Compensation Committee regularly reviews the relative emphasis of each of the various components of compensation for senior executives referred to above to ensure that the structure of the Company’s executive compensation meets the desired results and objectives of the Company’s executive compensation philosophy and provides the appropriate level of reward for past performance and incentive for future work and development. Based on the results of the Towers review discussed above, as outlined above and below, the Compensation Committee and the Board have determined to make certain changes to the Company’s long-term incentive programs to take effect in respect of years commencing after December 31, 2012.

Compensation risk and governance

The Company has an enterprise risk management program that focuses on the identification, assessment and mitigation of risks associated with achievement of the Company’s strategic objectives. Principal risks are identified and evaluated relative to their potential impact and likelihood of occurrence, including consideration of mitigating activities. The Company’s annual risk assessment process is linked to the annual strategic planning process, with periodic updates conducted to identify potential emerging risks, such as those associated with major business decisions, key initiatives and external factors. The Company’s enterprise risk management program is overseen at the senior executive level in conjunction with the Company’s risk management and internal audit group. Reports on principal risks and mitigation strategies are reviewed by the Company’s Senior Leadership Team, the Audit Committee and the Board.

Governance of principal risks forms part of the mandate of the Board and the charters of its committees. The Board has primary responsibility for oversight of the enterprise risk management program, including reviewing principal risks and mitigation strategies. Each of the Company’s principal risks is the responsibility of either a specific committee or the entire Board, as appropriate.

The Compensation Committee is responsible for compensation risk and accordingly, has considered the implications of the risks associated with the Company’s compensation policies and practices to ensure they do not encourage inappropriate risk taking by the Company’s executive officers. The Compensation Committee does not believe the Company’s compensation program encourages excessive or inappropriate risk-taking.

The Compensation Committee has reviewed this discussion and analysis with the Board and management and is satisfied that it fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regards to executive compensation.

Performance graph

The following data and graph compare the percentage change, or total shareholder return, in the value of U.S.$100 invested in Common Shares of the Company, assuming the re-investment of dividends, with U.S.$100 invested in the S&P / TSX Composite Index and the Russell 2000 Index for the last five financial years. The graph also includes a bar chart showing the total direct compensation paid to our NEOs during the same period.

	Dec 31, 2007		Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012
Ritchie Bros. Auctioneers (RBA)		$100	79	83	85	82	77
Russell Global Index		$100	65	82	102	97	111
S&P / TSX Composite Index		$100	65	85	97	86	90
NEO Total Direct Compensation	$	(mill.) 2.8	2.7	3.0	2.1	3.5	3.6

Trend in total shareholder return compared to trend in NEO compensation

The table above describes how NEO total direct compensation has varied each year with the total shareholder return. NEO total direct compensation was determined by including the top five NEOs for each financial year, as disclosed in previous management information circulars, and includes salaries, annual incentives and all other compensation. As described in greater detail in the Compensation Discussion and Analysis section above, following a review of the Company’s executive compensation program by Towers Watson in 2011, compensation for the CFO was increased in July 2011, and compensation for the CEO was increased in July 2011 and again in March 2012, in order to bring the compensation of such individuals closer to the median base salary levels of companies in the comparator group. Primarily as a result of these market adjustments, NEO total direct compensation in 2012 has risen 25% compared to 2007. Prior to the 2011 review and subsequent adjustment in the NEO total direct compensation, the NEO total direct compensation decreased 25% from 2007 to 2010 while the total shareholder return decreased 15% over the same period.

Option-based awards

Stock Option Plan

The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The Company obtained shareholder and applicable regulatory approval to amend and restate the stock option plan in April 2007 (the amended and restated plan is referred to hereunder as the “stock option plan”).

As of the date of this Information Circular, the maximum number of Common Shares reserved for issuance from the effective date of the amendment and restatement of the stock option plan is 10,200,000 Common Shares, of which 2,586,361 Common Shares (being approximately 2% of the Company’s total issued and outstanding shares) have been issued, 3,503,647 Common Shares are reserved for issuance upon exercise of options that have been granted (approximately 3% of the Company’s total issued and outstanding shares) and 4,109,992 Common Shares (approximately 4% of the Company’s total issued and outstanding shares) remain available for future options to be granted.

Stock options are granted at the closing market price of the Common Shares on the NYSE as of the grant date. Under the stock option plan, the maximum number of Common Shares issued and reserved for issuance to non-executive Directors of the Company upon exercise of options must not exceed 0.3% of the issued and outstanding Common Shares. The number of Common Shares issued to “Insiders” under the stock option plan, when combined with the Company’s other security-based compensation arrangements, within any one-year period cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issuable to Insiders at any time cannot exceed 10% of the issued and outstanding Common Shares.

Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee as set out in the relevant option agreements. For options granted under the stock option plan before December 31, 2008, the Compensation Committee generally provided that options are subject to vesting one year from the grant date and are not transferable. Furthermore, for options granted before December 31, 2008, the Compensation Committee generally provided that the options will expire on the earlier of:

(a)	10 years from the date of grant;

(b)	30 days from the date on which the optionee ceases to be employed by, or provide services to, the Company;

(c)	180 days from the date of death if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 30-day period described in clause (b) above; or,

(d)	immediately upon termination if the termination of employment is with cause.

The stock option plan takes into account the Company’s policy with respect to making grants only during specific trading windows. The stock option plan also provides that if the expiry date of an option falls during a “Black Out Period”, the expiry date will be extended to the fifth business day following the end of such period.

On February 24, 2009 the Company’s Board approved certain amendments to the Company’s stock option grant practices. Unless otherwise determined by the Compensation Committee, options granted after this date to the Company’s Vice Presidents and above will generally vest equally annually over three years from the grant date. All options granted on or after this date have a term of 10 years from the date of grant subject to the following:

(a)	in the case of termination without cause (excluding voluntary termination) – immediate vesting of all unvested options and the optionee will have 90 days from the date on which the optionee ceases to be employed by the Company to exercise all options;

(b)	in the case of voluntary termination (other than retirement) – immediate cancellation of all unvested options and the optionee will have 90 days to exercise vested options;

(c)	in the case of retirement – all unvested options will continue to vest after retirement in accordance with the existing vesting schedule for those particular options and all options will expire on the earlier of three years from the date of retirement and the option 10-year expiry date;

(d)	in the case of death – all unvested options will vest immediately and the optionee’s legal representative will have 365 days from the date of death to exercise the options if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the periods described in clauses (a), (b) and (c) above; or,

(e)	in the case of termination with cause – all options expire immediately upon termination.

Options granted to non-executive employees on or after February 24, 2009 will generally continue to be subject to vesting one year from the grant date and will also be subject to the new termination provisions described above. Furthermore, stock option agreements for options granted on or after February 24, 2009 generally provide that the Compensation Committee may shorten the vesting period if the Compensation Committee considers doing so would be in the best interest of the Company.

The stock option plan also provides that the Compensation Committee has the right to suspend, amend or terminate the stock option plan without approval of optionees or shareholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including, without limitation:

(a)	to avoid any additional tax on optionees under Section 409A of the United States Internal Revenue Code or other applicable tax legislation;

(b)	to change the eligibility for and limitations on participation in the stock option plan (other than participation by non-executive Directors in the stock option plan);

(c)	to make any addition to, deletion from or alteration of the provisions of the stock option plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

(d)	to make any amendment of a typographical, grammatical, administrative or clerical nature, or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the stock option plan; and

(e)	to change the provisions relating to the administration of the stock option plan or the manner of exercise of the options, including:

(i)	changing or adding any form of financial assistance provided by the Company to the participants that would facilitate purchase of Common Shares under the stock option plan; and

(ii)	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Common Shares from the maximum number reserved under the stock option plan for issuance).

However, the following amendments to the stock option plan can only be made with shareholder approval:

•	any increase in the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the stock option plan;

•	any reduction in exercise price or cancellation and reissue of options;

•	any amendment that extends the term of an option beyond the original 10 year expiry date;

•

any amendment to “Eligible Participants” that may permit the introduction or reintroduction of non-executive Directors on a discretionary basis, if at any time, the stock option plan is further amended to exclude participation by non-executive Directors;

•	any amendment that increases limits previously imposed on non-executive director participation;

•	any amendment that would permit equity based awards granted under the stock option plan to be transferable or assignable other than for normal estate settlement purposes;

•

any amendment to increase the maximum limit of the number of securities that may be issued to insiders of the Company within any one year period or issuable to insiders of the Company at any time under the stock option plan, or when combined with all of the Company’s other security based compensation arrangements, which could exceed 10% of the total issued and outstanding Common Shares of the Company;

•

any addition of provisions relating to a cashless exercise (other than a surrender of options for cash) that does not provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the stock option plan; and

•	any amendment to the amending provisions of the stock option plan.

The following table sets out the number of securities authorized for issuance under the Company’s stock option plan as of December 31, 2012:

	Number of Securities to be Issued upon Exercise of Outstanding Options (A)	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding (A))
Equity compensation plans approved by security holders – stock option plan	3,540,497 (3% of total issued and outstanding shares)	$20.27	4,114,092 (4% of total issued and outstanding shares)

Equity-based Compensation Awards Grant Policy

The Company’s Board has adopted a Policy Regarding the Granting of Equity-Based Compensation Awards (the “Policy”), the terms of which establish guidelines for the granting of options to purchase Common Shares to the Named Executive Officers and other employees of the Company. Under the Policy, only the Compensation Committee can authorize the granting of stock options to the Named Executive Officers and other executives of the Company.

The Policy establishes an annual date for the granting of stock options, which falls on the fifth business day following the release of the Company’s results for the most recently completed fiscal year. The Policy prohibits the granting of stock options during blackout periods, as defined in the Company’s Policy Regarding Securities Trades by Company Personnel. The Compensation Committee has delegated to the Chief Executive Officer the authority to grant options to purchase up to 150,000 Common Shares of the Company per year to Company employees, provided no one individual is granted options to acquire more than 45,000 Common Shares and provided options are not granted to employees at the Vice-President and above level. Option grants made by the Chief Executive Officer must fall within the Company’s established trading windows. All stock options granted in accordance with the Policy must have an exercise price equal to the closing price of the Company’s Common Shares on the New York Stock Exchange on the date of grant.

The Policy is subject to changes and amendments as deemed appropriate by the Board from time to time.

SUMMARY COMPENSATION TABLE

The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three other Named Executive Officers of the Company.

Summary Compensation Table

(all amounts in U.S. dollars)

Name and Principal Position (1)	Year	Salary (2) ($)	Share- based awards ($)	Option- based awards (3) ($)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
					Annual incentive plans(4)	Long-term incentive plans(5)
Peter J. Blake	2012	754,000	Nil	475,587	370,844	92,063	54,590	1,747,084
Chief Executive Officer	2011	627,000	Nil	349,920	318,791	104,313	51,378	1,451,402
	2010	553,000	Nil	335,664	Nil	125,000	36,400	1,050,064
Robert A. McLeod	2012	350,000	Nil	164,930	88,139	73,650	34,427	711,146
Chief Financial Officer	2011	267,000	Nil	84,240	157,391	83,450	36,576	628,657
	2010	197,000	Nil	80,808	Nil	100,000	25,400	403,208
Robert S. Armstrong	2012	360,000	Nil	319,694	190,380	92,063	38,976	1,001,113
Chief Strategic Development Officer	2011	339,000	Nil	190,512	216,722	104,313	36,891	887,438
	2010	301,000	Nil	182,595	Nil	125,000	27,800	636,395
Steven C. Simpson	2012	410,000	Nil	253,044	193,590	100,000	94,538	1,051,172
Chief Sales Officer	2011	280,000	Nil	128,952	272,000	125,000	52,132	858,084
	2010	280,000	Nil	123,543	Nil	Nil	75,090	478,633
Robert K. Mackay	2012	410,000	Nil	332,120	199,295	92,063	23,316	1,056,794
President	2011	414,000	Nil	251,424	206,375	104,313	31,199	1,007,311
	2010	398,000	Nil	241,647	Nil	125,000	19,700	784,347

(1)	All Named Executive Officers are employed by wholly-owned subsidiaries of the Company.
(2)	The salary and annual incentive amounts for certain Named Executive Officers were paid in primarily the Canadian dollar and are translated into U.S. dollars for the purposes of the table at the average U.S. dollar exchange rate for the year. The exchange rate used for Canadian dollars for 2012 was US$1.0006 to CA$1.
(3)	The dollar value of option-based awards is the grant date fair market value of options granted during the respective year using the Black-Scholes option pricing model with the assumptions detailed in the Company’s consolidated financial statements for the applicable year.
(4)	The annual incentive plan awards represent bonuses earned by the Named Executive Officers in the fiscal year noted but paid subsequent to the end of the applicable year.
(5)	Long-term incentive plan awards represent payments made subsequent to the applicable year end in accordance with the ELTIP (please see discussions below under “Executive Long Term Incentive Plan). The amount was used to purchase Common Shares in the open market and those shares are held by an administrator on behalf of the Named Executive Officer, only to be released pursuant to the terms of the Plan.

INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table summarizes all awards to the Named Executive Officers that were outstanding under the Company’s stock option plan at December 31, 2012. The Company had no share-based awards outstanding.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S. $)	Option expiration date	Value of unexercised in-the-money options (U.S. $)
Peter J. Blake	54,000	23.44	Mar. 6, 2022	N/A
	43,200	25.91	Mar. 3, 2021	N/A
	66,100	21.82	Mar. 11, 2020	N/A
	114,800	14.50	Mar. 5, 2019	733,572
	39,900	24.39	Feb. 28, 2018	N/A
	51,000	18.67	Mar. 1, 2017	113,220
	62,000	14.70	Jan. 24, 2016	383,987
Robert A. McLeod	13,000	23.44	Mar. 6, 2022	N/A
	10,400	25.91	Mar. 3, 2021	N/A
	7,800	21.82	Mar. 11, 2020	N/A
	11,200	14.50	Mar. 5, 2019	71,568
	4,500	24.39	Feb. 28, 2018	N/A
Robert S. Armstrong	29,400	23.44	Mar. 6, 2022	N/A
	23,500	25.91	Mar. 3, 2021	N/A
	32,500	21.82	Mar. 11, 2020	N/A
	49,600	14.50	Mar. 5, 2019	316,944
	18,600	24.39	Feb. 28, 2018	N/A
	12,900	18.67	Mar. 1, 2017	28,638
	15,000	14.70	Jan. 24, 2016	92,900
	11,100	10.80	Jan. 25, 2015	111,962
Steven C. Simpson	19,900	23.44	Mar. 6, 2022	N/A
	15,900	25.91	Mar. 3, 2021	N/A
	19,500	21.82	Mar. 11, 2022	N/A
	13,200	24.39	Feb. 28, 2018	N/A
	12,900	18.67	Mar. 1, 2017	28,638
Robert K. Mackay	38,800	23.44	Mar. 6, 2022	N/A
	31,100	25.91	Mar. 3, 2021	N/A
	37,100	21.82	Mar. 11, 2020	N/A
	66,200	14.50	Mar. 5, 2019	423,018
	26,400	24.39	Feb. 28, 2018	N/A
	33,900	18.67	Mar. 1, 2017	75,258

NOTE: All of the options listed in the table above, except those with expiry dates of March 11, 2020, March 3, 2021, and March 6, 2022, had vested and were exercisable as of December 31, 2012.

Incentive plan awards – value vested or earned during 2012

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Peter J. Blake	$357,876	Nil	$370,844
Robert A. McLeod	77,454	Nil	88,139
Robert S. Armstrong	190,615	Nil	190,380
Steven C. Simpson	124,218	Nil	193,590
Robert K. Mackay	246,498	Nil	96,795

(1)	Value vested has been calculated using grant date fair value of options.
(2)	The non-equity incentive plan compensation relates to amounts earned in 2012 and paid in 2013 in accordance with the Company’s executive short term incentive plan, as described above in the Compensation Discussion and Analysis.

Executive Long Term Incentive Plan

The Company adopted and established the ELTIP at the end of September 2004. The ELTIP was implemented to encourage senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares through the administrator of the plan. The ELTIP does not involve any issuance of Common Shares from the Company but rather open market purchases of outstanding Common Shares on the NYSE, and the Common Shares so purchased are held in trust by the administrator on behalf of the participant.

Under the ELTIP, ELTIP entitlement is earned by reference to the Company’s pre-tax return on invested capital (“ROIC”) on a rolling three-year basis. Under the ELTIP, each participant’s ELTIP award has been based on a straight-line calculation, with entitlement starting when 70% of the ROIC target is achieved and 100% of the ELTIP entitlement being earned when the ROIC target is fully achieved. The ROIC target approved by the Board for 2010 to 2012 (inclusive) was 20% (before tax). No entitlement is earned if the Company’s rolling three-year ROIC is below 14%. The Company’s rolling three-year average ROIC as at December 31, 2012 was 15%, resulting in an entitlement of approximately 74% of the target award. Participants have been entitled to a maximum cash ELTIP award of U.S.$125,000 for participants who are Senior Vice Presidents and above and U.S. $50,000 or U.S.$100,000 for participants who are Vice Presidents depending on their role and function, and these award amounts are paid by the Company when the participants contribute an equivalent amount of their own funds to the ELTIP.

Funds contributed by participants to the ELTIP are used by the plan administrator to acquire Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. ELTIP participants agree not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). The Company has also adopted share ownership guidelines, pursuant to which participants in the ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary. The multiple of the base salary that is required of participants in the ELTIP depends on the participant’s seniority with the Company, and ranges from one time salary to three times salary.

The ELTIP was amended in 2009 to decouple the ELTIP from the Company’s incentive bonus plan, meaning that participants in the ELTIP have been allowed to contribute their own funds to the ELTIP in the event their incentive bonus is not sufficient to achieve the full Company matching amount under the ELTIP. This means that ELTIP participants have received the maximum payment in each year that the rolling three-year ROIC target of 20% is exceeded regardless of their actual bonus. In addition, ELTIP entitlement carries forward for one year – if a participant chooses not to participate in one year, they may use that entitlement the following year, together with the entitlement earned in that year. Any unused entitlement expires automatically after one year.

The Company adopted the ELTIP, together with the Share Ownership Guidelines adopted by the Company, with a view to facilitating the alignment of the interests of the senior employees and officers of the Company with those of the Company’s shareholders by promoting ownership of Common Shares by senior employees and officers and rewarding the creation of shareholder value over the long term. As is discussed below, the Compensation Committee and the Board have approved amendments to the ELTIP pursuant to which plan participants shall no longer be entitled to receive ELTIP entitlements and ELTIP awards in respect of any year after December 31, 2012 and will not be permitted to make contributions under the ELTIP after 2014. However, all shares held by the administrator on behalf of the participants will continue to be held in accordance with the terms of the plan.

Executive Long Term Incentive Plan for 2013

During 2012 the Compensation Committee and the Board undertook a review and redesign of the Company’s long term incentive plans, in part based on the 2011 findings by Towers that certain aspects of the Company’s long term incentive plan was not in line with long term incentive plans of the comparable companies used by the Company. As part of such review and redesign, the Compensation Committee and Board approved:

•	Adoption of new restricted share unit plans pursuant to which restricted share units can be granted to participating employees, in respect of financial years commencing after December 31, 2012.

•	Adoption of a new performance share unit plan pursuant to which performance share units can be granted to participating employees, in respect of financial years commencing after December 31, 2012.

•

Amendment of the ELTIP pursuant to which after December 31, 2013, ELTIP participants shall no longer be entitled to receive any ELTIP entitlement or ELTIP award in respect of any year after December 31, 2012 and will not be permitted to make contributions under the ELTIP in any year commencing after December 31, 2013, provided that participants that do not contribute the full amount of their ELTIP entitlement in 2013 will be entitled to contribute in 2014 up to the amount of the participant’s one year carry forward entitlement from 2013.

It is anticipated that grants of restricted share units and performance share units under the new plans adopted by the Board will be based on set percentage of participants’ base salaries, rather than fixed dollar amounts as has, in respect of financial years prior to 2013, occurred under the ELTIP. It is anticipated that the set percentages will range from 80% to 140% for senior executives. In addition, it is contemplated that, concurrent with adoption of the new restricted share unit and performance share unit plans, annual stock option grant values to employees, including executive officers, will be reduced to reflect the new mix of compensation, including awards under the new plans.

The following table outlines the mix of long term incentive compensation which the Compensation Committee anticipates for various levels of employees.

Level of Role	Stock Options	Restricted Share Units	Performance Share Units
Senior Managers	N/A	100%	N/A
Executives	50%	50%	N/A
Senior Executives	33.3%	33.3%	33.3%

Following is a brief summary of the new long term incentive plans adopted by the Board in 2013.

Restricted Share Unit Plans

Pursuant to the new restricted share unit plans, restricted share units will be granted to participating employees, commencing in 2013. Restricted share units will entitle the participant, following vesting of the units, to a lump sum cash payment, net of applicable withholdings, equal to the number of restricted share units multiplied by the fair market value of one Common Share, based on the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty days prior to the date of vesting. It is contemplated that the restricted share units will vest over a three year cycle. Additional restricted share units will be credited corresponding to dividends declared on the Common Shares.

The Company will be making transition grants of restricted share units to executive employees in year one (50% of regular grant) and year two (25% of regular grant) to bridge the gap between ELTIP entitlements and ELTIP awards under the current ELTIP plan, which is retrospective, and the new prospective restricted share unit plan. This transition grant will not result in materially higher compensation expense in 2013 compared to 2012.

Performance Share Unit Plan

Pursuant to the new performance share unit plan, performance share units will be granted to senior executive employees, commencing in 2013. Performance share units will entitle the participant, following vesting of the units, to a lump sum cash payment, net of applicable withholdings, based on a number of performance share units earned multiplied by the fair market value of one Common Share, based on the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days immediately preceding the date of vesting. It is contemplated that performance share units will vest over a three year vesting period and participants will be awarded a target number of performance share units, and be entitled to a payment based on performance of the Company over a three year performance period based on the return on invested capital (ROIC) and earnings before interest, taxes, depreciation and amortization (EBITDA) (weighted equally), where the number of performance share units earned and vested will be based on actual results compared to minimum, target and maximum ROIC and EBITDA established at or near the beginning of the three year performance period. Participants may potentially earn between 0% to 200% of the number of target performance share units granted. Additional performance share units will be credited corresponding to dividends declared on the Common Shares.

Share Ownership Guidelines

Unless the Board or Compensation Committee otherwise determines, restricted share units and performance share units granted under the new restricted share unit and performance share unit plans will qualify for purposes of share ownership requirements for executive and senior executives. The Compensation Committee and the Board believes that the new restricted share unit and performance share unit plans, together with the share ownership guidelines, and stock option plan will align the interests of executives and senior executives of the Company with those of shareholders and reward the creation of shareholder value over the long term.

Long Term Incentive Plan for Non-Executive Directors

The Company adopted a long-term incentive plan for non-executive directors in 2009 (the “Non-Executive Director LTIP”). Under this plan, prior to 2012, all non-executive directors have used part of their annual retainer to purchase and hold Common Shares through the administrator of the plan. Under the Non-Executive Director LTIP, the administrator has used such contributions made under the plan to acquire Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. Participants also agree not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant as a director of the Company). The Non-Executive Director LTIP has involved open market purchases rather than issuances of Common Shares from the Company, and the Common Shares so purchased are held by the administrator on behalf of the participant. With the introduction of the DSU plan discussed above, non-executive directors will no longer contribute to the Non-Executive Director LTIP. However, the LTIP Common Shares are required to be held in the plan until participants retire from the Board.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated for other than just cause with between eight weeks and 24 months notice (or less in certain circumstances) or payment in lieu thereof, depending on the jurisdiction of employment and the length of service of the respective Named Executive Officer. In March 2010 the Company implemented a change of control policy applicable to the Named Executive Officers and certain other Board appointed officers of the Company (the “Change of Control Policy”). The implementation of the Change of Control Policy was not in response to any known or likely change of control situation.

The main features of the Change of Control Policy are as follows:

Trigger	Double trigger: (i) change of control; and (ii) termination for other than just cause or constructive dismissal.

Change of control definition	A person or group of persons acquiring or accumulating beneficial ownership of more than 50% of the Common Shares; a person or group of persons holding at least 25% of the Common Shares and being able to change the composition of the Board by having their nominees elected as a majority of the Board; or the arm’s length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less.

The payment amount and multiplier are as follows:

Annual base salary	Two times annual base salary.

Short-term incentive plan	One and one-half times target bonus (as outlined in the Compensation Discussion and Analysis above), plus one time pro rata target bonus for the year of termination.

Long-term incentive plan	One and one-half times maximum award under the Company’s Long Term Incentive Plan (as outlined in the Compensation Discussion and Analysis above).

Stock option plan	One and one-half times target award amount (based on Black Scholes value option entitlement as a percentage of the Named Executives base salary) for the year in which the termination occurs.

Benefits	Two times annual premium cost for all health, dental and life insurance benefits in effect at termination.

Stock option vesting	Immediate vesting of all unvested stock options.

Stock option termination	All stock options terminate in accordance with the provisions for termination without cause outlined above.

The incremental payments to the Named Executive Officers that the Company would be required to make upon termination in the above situations, assuming the triggering events took place at December 31, 2012, would be as follows:

Name	Incremental payment (US$)
Peter J. Blake	$3,350,000
Robert A. McLeod	1,384,000
Robert S. Armstrong	1,673,000
Robert K. Mackay	1,878,000
Steven C. Simpson	1,790,700

Directors and Senior Executives Liability Insurance and Indemnity Agreements

The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

REPORT ON CORPORATE GOVERNANCE

The Board and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.

In June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect. The table below sets out disclosure requirements of Form 58 101F1 (as amended) under the Instrument and the Company’s corresponding corporate governance disclosure.

In addition, any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.

Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Board, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1	Company Disclosure

1. Board of Directors

(a)     Disclose the identity of directors who are independent.

(b)     Disclose the identity of directors who are not independent, and describe the basis for that determination.

(c)     Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Directors during 2012:

•      Robert W, Murdoch, Chair – independent;

•      Beverley A. Briscoe – independent;

•      Robert G. Elton – independent; and

•      James Micali (resigned April 2012) – independent;

•     Eric Patel – independent;

•      Edward B. Pitoniak – independent;

•      Christopher Zimmerman – independent;

•      Peter J. Blake – non-independent – Mr. Blake is the Chief Executive Officer of the Company

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Mr. Murdoch, Mr. Patel, Ms. Briscoe, Mr. Pitoniak, Mr. Elton and Mr. Zimmerman to be independent as none of them has any material relationship with the Company. Mr. Micali was also an independent director during his tenure, which ended in April 2012. Mr. Blake is not independent as a result of his employment with the Company as CEO. A majority of the directors are independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to the disclosure starting on page 2.

Disclosure Requirements under 58-101F1	Company Disclosure

(e)     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors held seven meetings and several informal sessions in 2012 without management present. These meetings were chaired by Mr. Murdoch. Such meetings are scheduled regularly during the year, usually immediately after the Board’s quarterly meetings.

(f)      Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair, Mr. Murdoch, is an independent director. Mr. Murdoch is responsible for the management, development and effective performance of the Board, taking all reasonable measures to ensure that the Board fully executes its mandate.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to disclosure on page 5 for Board and Committee meeting attendance. The Board achieved an attendance record of 99% in 2012. Agenda and materials in relation to Board and Committee meetings are generally circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board deliniates its role and responsibilities.

The Board mandate is available on the Company’s website (www.rbauction.com).

The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

•      the Canadian Business Corporations Act;

•      the Company’s Articles of Amalgamation and By-laws;

•      the Company’s Code of Business Conduct and Ethics;

•      the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

•      the Company’s Corporate Governance Guidelines; and

•      other applicable laws and Company policies.

The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee oversees the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters of the Board committees can be found on the Company’s website.

The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management undertakes an annual strategic planning process, with regular Board involvement in the process and review and approval of the resulting Strategic Plan. During fiscal 2012, there were seven meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

Disclosure Requirements under 58-101F1	Company Disclosure

The Board is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s underwritten business, ability to sustain and manage growth, its reputation and industry. The Audit Committee meets regularly to review reports from management of the Company and discuss specific risk areas with management and the external auditors. The Board ensures that the Company adopts appropriate risk management practices, including a comprehensive enterprise risk management program, and the Board regularly reviews and provides input on the same.

The Board is responsible for choosing the CEO, appointing the Executive Officers and monitoring their performance. The Compensation Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the CEO, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs.

The Board supports management’s commitment to training and developing its employees with a special focus on areas of strategic importance, including sales force and sales management development.

The Board reviews all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s disclosure policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law.

Shareholders can provide feedback to the Company in a number of ways, including via e-mail (ir@rbauction.com) or by calling a toll-free telephone number (1.800.663.8457). Shareholders are also able to contact the Chairman directly via email or telephone as described on page 4 of this Information Circular. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee reports to the Audit Committee on a quarterly basis on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. Through industry forums and access to professional advisors, the committee keeps abreast of best practices to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

Disclosure Requirements under 58-101F1	Company Disclosure

3. Position Descriptions

(a)     Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)     Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board has adopted position descriptions for the CEO and the Chairman. The charters of the Committees of the Board are considered to be position descriptions for the chairs of the committees. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives for which the CEO is responsible and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

•      set the appropriate “tone at the top” for all employees of the Company;

•      review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and integrate the Board’s input into management’s strategic planning for the Company;

•      carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board; and

•      identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, in consultation with the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education

(a)     Briefly describe what measures the board takes to orient new directors regarding

i.        the role of the board, its committees and its directors, and

ii.       the nature and operation of the issuer’s business.

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information and securities filings. In addition, the Company’s orientation for directors involves meeting with the Chairman, CEO and senior management of the Company for an interactive introductory discussion about the Company, its strategy and operations, providing the directors with an opportunity to ask questions. New directors are also expected to attend a Company auction shortly after their appointment and to attend as an observer at least one meeting of each Board committee during their first year. All directors are also encouraged to meet with management informally, visit auction sites and attend at least one auction per year.

Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and are expected to attend Company auctions.

Directors are encouraged to take relevant professional development courses at the Company’s expense and at times, the Company also recommends appropriate courses and conferences and encourage directors to attend. For example, a number of directors have attended the NACD Director Professionalism Course at the expense of the Company. The Company also canvases the directors on an annual basis to determine what courses or training each of them has attended during the past year, and the Chair reviews the results with individual directors.

Disclosure Requirements under 58-101F1	Company Disclosure

5. Ethical Business Conduct

(a)     Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i.        disclose how a person or company may obtain a copy of the code.

ii.      describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii.    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics that can be found on the Company’s website and on SEDAR at www.sedar.com.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved. The Company performs a Code of Business Conduct and Ethics compliance review on an annual basis, and seeks annual confirmation of understanding of and adherence to the Code from all employees throughout the Company and from directors.

There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)     Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct and doing what is right. Indeed, “we do what is right” is one of the Company’s stated core values. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board. A summary of the Company’s strategy document was presented to all Company employees in 2011.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any areas where additional strength may be needed. When considering and identifying potential candidates for new directors, the Committee considers, among other attributes, the candidate’s professional experience, industry knowledge, public company board experience and ability to stay on the Board for multiple terms and become familiar with the Company. The Nominating and Corporate Governance Committee also has adopted an annual assessment process for the Board and Committees. In 2012, the Board engaged the National Association of Corporate Directors’ Board Advisory Services to provide an independent evaluation of the Board.

The Board reviews its composition and size on a regular basis. The Board feels that the size of seven to nine members is reasonable given the current size and complexity of the Company. The Company believes that the directors that have been added to the Board in recent years have brought additional experience to the Board and have allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

(b)     Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members:

Chair: Eric Patel

Members: Robert W. Murdoch and Beverley A. Briscoe

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter, which is available on the Company’s website.

Disclosure Requirements under 58-101F1	Company Disclosure
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

7. Compensation (a) Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Compensation Discussion and Analysis commencing on page 15 and to the discussion of director compensation commencing on page 6.

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board has appointed a compensation committee. This Committee has three members:

Chair: Edward B. Pitoniak

Members: Robert Elton and Christopher Zimmerman

The NYSE rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005.

This Committee met six times in 2012 and all members attended all meetings.

The charter of the Compensation Committee can be found on the Company’s website.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board has an annual assessment process for the Board and its committees, including an individual board member evaluation process. The process is administered by the Nominating and Corporate Governance Committee. The process considers Board and Committee performance relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board, Committee and Director performance. In 2012, the Board engaged the National Association of Corporate Directors’ Board Advisory Services to provide an independent evaluation of the Board. The results of each annual assessment are shared with all Board members.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at February 26, 2013, according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there were 106,596,811 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 14, 2013 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on March 14, 2013 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company, other than certain institutional shareholders who have filed Schedule 13Gs with the United States Securities and Exchange Commission.

The following table provides certain information regarding the ownership of the Company’s Common Shares as of December 31, 2012 by each person known to own more than 5% of the Company’s issued and outstanding Common Shares. This information is based on a review of recent SEC filings

Name and Address of Beneficial Owner	Amount (#) and Nature of Beneficial Ownership	Percent of Class (1)
David E. Ritchie (2) Edmonton, AB	9,948,827 (3) Direct and indirect	9%
Burgundy Asset Management Ltd. (4) Toronto, ON	9,654,874 Sole voting and dispositive power	9%
Royce & Associates, LLC (5) New York, NY	8,627,970 Sole voting and dispositive power	8%
PRIMECAP Management Co. (6) Pasadena, CA	8,371,508 Sole voting and dispositive power	8%
Baillie Gifford & Co. (7) Edinburgh, Scotland	6,635,307 Sole voting and dispositive power	6%
C. Russell Cmolik (8) Surrey, BC	5,939,766 Direct and indirect	6%

(1)	Percent of Class calculated based on common shares outstanding at the date of filing of the underlying Schedule 13(G).
(2)	Information based on Schedule 13(G) filed with the SEC on February 14, 2012, no further amendments. David E. Ritchie is cofounder of Ritchie Bros. Auctioneers and retired from the position of CEO in 2004 and Chairman in 2006. He is no longer considered an insider or related party.
(3)	Subsequent to December 31, 2012, Mr. Ritchie sold a substantial portion of his Common Shares for estate planning purposes. Consequently, Mr. Ritchie no longer owns more than 5% of the Company’s issued and outstanding Common Shares.
(4)	Information based on Schedule 13(G) filed with the SEC on February 11, 2013.
(5)	Information based on Schedule 13(G) filed with t he SEC on February 5, 2013.
(6)	Information based on Schedule 13(G) filed with the SEC on February 14, 2013.
(7)	Information based on Schedule 13(G) filed with the SEC on February 11, 2013.
(8)	Information based on Schedule 13(G) filed with the SEC on February 8, 2013. C. Russell Cmolik was the Company’s COO until he retired in 2002 and a director until 2008. He is no longer considered an insider or related party.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how such shareholder’s shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the director candidates nominated by the Board and “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. If the proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Company to the shareholders. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc), then all those registered should sign the proxy. The form of proxy should be signed in the exact manner as the name appears on the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or a shareholder can vote by proxy using the Internet by following the instructions on the form of proxy, in each case, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Non-registered Shareholders

Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a nonregistered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedures in the directions and instructions provided by or on behalf of the intermediary. For example, these non-registered shareholders can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the nonregistered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

Only registered shareholders as of the close of business on March 14, 2013 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.

The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and, if necessary, revoke the relevant proxy.

ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request made to the Corporate Secretary of the Company, a copy of: the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference; the Company’s consolidated comparative annual financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”); any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A; and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year, is available on the SEDAR website at www.sedar.com.

SHAREHOLDERS PROPOSALS

Shareholder proposals to be considered at the 2014 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 20, 2013 to be included in the information circular and form of proxy for such Annual Meeting.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, this 26th day of February, 2013.

By Order of the Board of Directors

Darren Watt

Corporate Secretary

SCHEDULE A

RECONFIRMATION OF RIGHTS PLAN RESOLUTION OF SHAREHOLDERS OF RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”)

Reconfirmation of Shareholder Rights Plan Agreement

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The shareholder rights plan agreement made between the Company and Computershare Investor Services Inc. as rights agent February 22, 2007 and reconfirmed by the Company’s shareholders on April 29, 2010 (the “Rights Plan”), as more particularly described in the Information Circular of the Company dated February 26, 2013, be and the same is hereby confirmed.

2.	Any one or more of the directors of officers of the Company be and are hereby authorized and directed, for an on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s or persons’ opinion as may be necessary or desirable in order to carry out the intent of the foregoing resolutions and to give effect to the re-confirmation of the Rights Plan, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing by such person or persons.

SCHEDULE B

REPORTING PACKAGE

[As attached]

Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC Canada v5j 0c6
778.331.5500 / Fax 778.331.4628
October 31, 2012	rbauction.com

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission – Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marches financiers

Nova Scotia Securities Commissioner

Newfoundland Consumer & Commercial Affairs Branch

Prince Edward Island Securities Office

CC:	KPMG LLP

Ernst & Young LLP

Dear Sirs/Mesdames:

Re:	Notice of Change of Auditors – Ritchie Bros. Auctioneers Incorporated (the “Corporation”)

Pursuant to Part 4 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice of a change of auditors, as follows:

1.	The Corporation will not propose KPMG LLP (the “Former Auditor”) for reappointment as the auditor of the Corporation on the expiry of its term of office at the Annual Meeting of Shareholders of the Corporation (or any adjournment thereof) to be held on April 25, 2013 (the “Meeting”);

2.	The Corporation will propose that the shareholders of the Corporation appoint at the Meeting Ernst & Young LLP (“E&Y”) as independent auditor of the Corporation;

3.	The termination of the Former Auditor and the proposed appointment of E&Y have been considered and approved by the Board of Directors of the Corporation;

4.	No auditor’s reports prepared by the Former Auditor in respect of the Corporation’s financial statements relating to the relevant period (beginning on January 1, 2010) contained any reservation; and

5.	There have been no “reportable events” (as that term is defined in NI 51-102) involving the Corporation and the Former Auditor.

Ritchie Bros. Auctioneers Incorporated

Per:	/s/ Jeremy Black
Jeremy Black, Corporate Secretary

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3 Canada

November 13, 2012

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission – Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marches financiers

Nova Scotia Securities Commission

Newfoundland Consumer & Commercial Affairs Branch

Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:	Ritchie Bros. Auctioneers Incorporated (the “Corporation”)

Please be advised that, in connection with National Instrument 51-102 - Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation’s Notice of Change of Auditors dated October 31, 2012 and, based on our knowledge at this time, are in agreement with the information contained therein.

Sincerely,

KPMG LLP

cc:	Ritchie Bros. Auctioneers Incorporated

Ernst & Young LLP

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Ernst & Young LLP
Chartered Accountants
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, British Columbia V7Y 1C7
Tel: 604 891 8200
Fax: 604 643 5422
ey.com/ca

November 5, 2012

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission – Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marches financiers

Newfoundland Consumer Commercial Affairs Branch

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:	Ritchie Bros. Auctioneers Incorporated (the “Corporation”)

We acknowledge receipt of the notice of change of auditors dated October 31, 2012, delivered to us by the Corporation in respect of the Corporation’s decision not to propose to shareholders the re-appointment of KPMG LLP as auditors and the subsequent decision of the Corporation to propose to shareholders the appointment of Ernst & Young LLP as auditors at the Annual and Special Meeting of Shareholders of the Corporation (or any adjournment thereof) to be held on April 25, 2013.

Please be advised that, in connection with National Instrument 51-102-Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation’s Notice of Change of Auditors dated October 31, 2012 (the “Notice”) and, based on our knowledge at this time of the information contained in such Notice, are in agreement with the information contained therein.

Sincerely,

Ernst & Young LLP

cc:	Ritchie Bros. Auctioneers Incorporated

KPMG LLP

A member firm of Ernst & Young Global Limited

fb RITCHIE BROS. Computers!,™

Auctioneers n, „ , „,. . . .

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy—Annual and Special Meeting to be held on April 25,2013

This Form of Proxy is solicited by and on behalf of Management. Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may property come before the meeting or any adjournment or postponement thereof. j^jj

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 AM PST, on April 23,2013. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Go to the following web site: fm\ JH S \m\ ' You can enroll to receive future securityholder

www.investorvote.com communications electronically by visiting

. Smartphone? "H^^K www.computershare.com/eDeliveryandclickingon

Scan the QR code to vote now. H§8£ "eDelivery Signup"'

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

31JA13135.E.sedar/000001/000001/i

+ +

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Ritchie Bros. Auctioneers Print the name of the person you are

Incorporated (the "Company") hereby appoints): Robert W. Murdoch, or appointing if this person is someone failing this person, Peter J. Blake, OR other than the Chairman of the

Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Ritchie Bros. Auctioneers Incorporated to be held at 9500 Glenlyon Parkway, Bumaby, B.C., V5J OC6 on April 25, 2013 at 11:00 AM PST and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1.	Number of Directors

To set the number of Directors at 7.

2.	Election of Directors —

For Withhold For Withhold For Withhold fold

01.	Robert Waugh Murdoch 02. Peter James Blake 03. EricPatel
04.	Beverley Anne Briscoe 05. Edward BaltazarPitoniak 06. Christopher Zimmerman
07.	Robert George Elton

E33 Withhold

3.	Appointment of Auditors

Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

for Against

4.	Shareholder Rights Plan

Approval of the reconfirmation of the Shareholder Rights Plan in accordance with the Shareholder Rights Plan Agreement dated as of February 27,

2007 between the Company and Computershare Investor Services Inc., the full text of which resolution is set out in Schedule "A" to the Information

Circular of the Company dated March 21, 2013. —

fold

Authorized Signature(s) • This section must be completed for your signature(s) Date instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. I I

Interim Financial Statements—Mark this box if you would Annual Financial Statements—Mark this box if you would like to receive Interim Financial Statements and NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by accompanying Management's Discussion and Analysis by mail. mail.

If you are not mailing back your proxy, you may register online to receive the above financial reports) by mail at www.computershare.com/mailinglist.

• 159791 AR2 RBAQ+

RITCHIE BROS. AUCTIONEERS INCORPORATED

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Ritchie Bros. Auctioneers Incorporated (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns shares of the Corporation that requests them. However, in compliance with the requirements under the Canada Business Corporations Act, the Corporation will send to all registered shareholders the annual financial statements and related MD&A, unless the registered holder has waived the right to receive a copy in writing.

So, if you are a non-registered holder and you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, OR if you are a registered shareholder and wish to receive interim financial statements and MD&A, or do NOT wish to receive the Corporation’s annual financial statements and annual MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address:

Computershare Investor Services Inc.

9th floor

100 University Avenue

Toronto, ON

M5J 2Y1

The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Corporation’s registrar and transfer agent.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Corporation may send to securityholders in 2013 and any other period prior to the Corporation sending a new request form in 2014 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2013. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

* * * * * * * * * * * *

RBAQ

(COMPLETE AND RETURN THIS FORM)

RETURN FORM

RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Corporation”)

(Please mark the appropriate box with a “X”) Registered Holder

U	The undersigned is a registered holder of common shares of the Corporation and does NOT wish to receive a copy of the Corporation’s Annual Financial Statements for the year ended December 31, 2013 and MD&A for such statements.

U	The undersigned is a registered holder of common shares of the Corporation and hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2013 and any subsequent quarters before a new Return Form is sent by the Corporation

Non-Registered Holder

U	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements U for the year ended December 31, 2013 and MD&A for such statements

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements U and MD&A for such statements for all quarters in 2013 and any subsequent quarters before a new Return Form is sent by the Corporation

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:
Address:

Signature:	Date:
Name and title of person signing if different from name above:
Name and address of broker or intermediary through which securities are held, if applicable:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.